Exhibit 99.1

Trading Data of Madison Dearborn Partners IV, L.P.

Trading Date	Securities	Buy/Sell*	Quantity	Average Sale Price Per Unit
3/25/2009	Common Units	Sell	200,000	$18.13
3/26/2009	Common Units	Sell	200,000	$17.95
3/27/2009	Common Units	Sell	180,700	$17.67
3/30/2009	Common Units	Sell	175,000	$17.11
3/31/2009	Common Units	Sell	72,700	$17.48
4/1/2009	Common Units	Sell	11,009	$17.63

*	All trades were executed via open market transactions pursuant to a 10b5-1 trading plan.